Richardson & Patel, LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                             Telephone: 310.208.1182
                             Facsimile: 310.208.1154

                                 March 27, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington D.C., 20549
Attention: Ms. Linda van Doorn and Mr. Jorge L. Bonilla


         RE:      Global Realty Development Corp.
                  File No. 000-32467
                  Form 10-KSB for the year ended December 31, 2006 filed April 12, 2007, Forms 10-QSB for the quarters ended March 31, 2007 and June 20, 2007 filed August 10, 2007 and September 30, 2007 filed November 19, 2007.

Dear Ms. Van Doorn and Mr. Bonilla:

On behalf of Global Realty Development Corp. (the "Company") set forth below are the Company's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in the Staff's letter dated January 14, 2008. We have reproduced the Staff's comments in bold type for your convenience and have followed the comment with the Company's response. References in this letter to "we" or "us" mean the Company or its advisors, as the context may require.

In connection with the Company's responses to the Staff's comments, on March 27, 2008 we filed with the Commission an amended Annual Report on Form 10-KSB/A for the year ended December 31, 2006.

Form 10-KSB/A - Amendment 1 filed December 17, 2007

Management's Discussion and Analysis

Critical Accounting Policies, page 12

     1. We have read your revised disclosure in response to comment one and noted that it does not address the estimates and assumptions used. Please revise your disclosures to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time. The revised disclosure should include how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumption involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. You should provide quantitative as well as qualitative information when information is reasonably available.

Response: We have revised our disclosures of our critical accounting policies in accordance with the Staff's comments.

Financial Statements

Note C - Variable Interest Entities, page F-9; Note P- Variable Interest Entities/Land Held for Resale and Related Liabilities, page F-17

        2. We have read and considered your response to comment six. Please explain to us the basis for your assertion that you control the land on which you have a purchase option. Also, reconcile your assertion that you are the only obligor of the related liabilities with your assertion later in your response that the creditors of the VIE have no recourse against the Company.

Response: We have made changes to our financial statements and related notes to explain and reconcile our assertions discussed in the above comment. Specifically, we have revised the Company's balance sheet to amend our disclosures regarding the land purchased from related parties and related liabilities, and we have revised Notes C and P accordingly.

     3. With respect to your FIN 46(R) conclusion that you are not the primary beneficiary in the referenced purchase agreements, please support that determination by addressing the following:

          o Explain how you determined which party will absorb the majority of the expected losses or receive the majority of the residual returns based on the probability of future cash flows as outlined in FIN 46R.

          o Tell us how you factored in your analysis the probability of getting the local government permit to hold and approval of your intended use of the property, and how this impacts the ultimate value of the property.

          o Tell us how you factored in your analysis who is the responsible party (seller or buyer) for funding the approval process and development wok if it takes place prior to the decision to exercise the option.

Response: We have revised our disclosures on page F-15 and deleted certain disclosures on page 13 to clarify that we have concluded that the Company is the primary beneficiary in the referenced purchase agreements.

          4. If based on the above analysis, you conclude that you are the primary beneficiary, explain to us why you have recorded the total costs of all such properties and the entire amount of the related liabilities as your response indicates.

Response: In accordance with our conclusion that the Company is the primary beneficiary, we have made the appropriate changes to our financial statements and related notes. Specifically, we have revised the Company's balance sheet to amend our disclosures regarding the land purchased from related parties and related liabilities, and we have revised Notes C and P accordingly.

          5. We note that your inventories and lots held for sale are recorded at the lower of cost or fair value less selling costs. Please explain to us why you have not recognized any write-downs during 2007 related to your properties, particularly in light of the current real estate environment. Your response should address your methodology for determining fair value and why comparable sales prices have not resulted in the recognition of declining values of properties held for sale.

Response: The Company has not recognized any write downs in 2007 for the properties because unlike the U.S., the real estate market in Australia, where all the properties are located, has not been challenged with the same issues as in the U.S. The Company, as a matter of practice, receives appraisals at year end from the banks, which is the basis for the lending limits. At the end of 2007, the lending banks raised their limits from 50% to 62% of appraised value in light of the strong market. We are also aware that two properties recently sold at prices significantly higher than amounts recorded on the books.

                                      -----

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any questions, please feel free to contact the undersigned by telephone at 310.208.1182 or by facsimile at 310.208.1154.

                                      Very truly yours,

                                      RICHARDSON & PATEL LLP

                                      /s/ Addison K. Adams
                                      ---------------------
                                      Addison K. Adams, Esq.
cc:      Mr. Robert D. Kohn
         Global Realty Development Corp.
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